Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

		Successor			Predecessor
	Years Ended December 31,			July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009	Year Ended December 31, 2008
	2012	2011	2010
Income (loss) from continuing operations before income taxes and equity income(a)	$(30,257)	$5,985	$5,737	$(5,283)	$107,776	$(29,471)
Fixed charges included in income (loss) from continuing operations
Interest and related charges on debt	805	799	1,155	707	5,444	2,659
Portion of rentals deemed to be interest	138	161	171	72	104	264
Interest capitalized in period	117	91	62	26	28	244
Total fixed charges included in income (loss) from continuing operations	1,060	1,051	1,388	805	5,576	3,167
Amortization of capitalized interest	12	7	1	—	46	77
Equity (income) loss of Ally Financial, Inc.	—	—	—	—	(1,380)	6,183
Dividends from nonconsolidated affiliates	1,544	1,350	1,171	422	112	440
Interest capitalized	(117)	(91)	(62)	(26)	(28)	(244)
Earnings (losses) available for fixed charges	$(27,758)	$8,302	$8,235	$(4,082)	$112,102	$(19,848)
Fixed charges included in income (loss) from continuing operations	$1,060	$1,051	$1,388	$805	$5,576	$3,167
Preferred dividends grossed up to a pre-income tax basis	$859	$844	$1,703	$162	$—	$—
Combined fixed charges and preferred dividends	$1,919	$1,895	$3,091	$967	$5,576	$3,167
Ratios of earnings to fixed charges		7.90	5.93		20.10
Ratio of earnings to combined fixed charges and preferred stock dividends		4.38	2.66		20.10
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(a)	Includes Reorganization gains, net of $128.2 billion in the period January 1, 2009 through July 9, 2009.

Earnings in the year ended December 31, 2012, the period July 10, 2009 through December 31, 2009 and the year ended December 2008 were inadequate to cover fixed charges. Additional earnings of $29.7 billion, $5.0 billion and $23.0 billion in the year ended December 31, 2012, the period July 10, 2009 through December 31, 2009 and the year ended December 2008 would have been necessary to bring ratios for these periods to 1.0.